

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2021

Michael Hutchby
CFO
Cherry Hill Mortgage Investment Corp
1451 Route 34, Suite 303
Farmingdale, NJ 07727

> **Re: Cherry Hill Mortgage Investment Corp**
> **Forms 8-K Filed December 2, 2020**
> **Response Dated March 5, 2021**
> **File No. 001-36099**

Dear Mr. Hutchby:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Real Estate & Construction